October 2, 2009

Via U.S. Mail and facsimile at (212) 451-2222

Steve Wolosky
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

>   **Re: Adaptec, Inc. ("Adaptec" or "the Company")**
>   **Definitive Additional Materials**
>   **Filed September 30 and October 2, 2009 by**
>   **Steel Partners II, L.P., et al.**
>   **File No. 000-15071**

Dear Mr. Wolosky:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why one or more of our comments may be inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments. All defined terms used in this letter have the same meaning as in the proxy statement listed above, unless otherwise indicated.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable requirements, and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Please feel welcome to call us at the telephone numbers listed at the end of this letter.

1.   As requested in our comment letter dated September 15, 2009, please do not use statements, such as the following, without providing a proper factual foundation for the statements. In addition, as to matters for which you do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as your opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that you express. Refer to Note (b) to Rule 14a-9.

- "Messrs. Sundaresh and Loarie are also two of the Legacy Directors who recently took *secretive and aggressive measures to further consolidate their control of Adaptec*…" (emphasis added)

- "We cannot understand how they could expect us to make such a public acknowledgment [that the Legacy Directors did not violate any law or SEC rule] when even their own counsel would not opine that there had been no violations or breaches by the Legacy Directors."

- The company "must agree with our reasons for removing Mr. Loarie from the Board" because the company did not renominate him for the Board.

- "Even certain of the Legacy Directors have voiced concerns with Mr. Sundaresh's recent poor performance."

2.   See our last comment above. We note that the following statements in your soliciting material imply that the Adaptec's director nominees will not fulfill their fiduciary duties to the Company's shareholders. You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Note that the factual foundation for such assertions must be reasonable and the factual basis must be disclosed in the document or provided to the staff on a supplemental basis. Refer to Rule 14a-9. The following statements are not intended to be exclusive.

- "While [the Legacy Directors] appear to be more concerned with entrenching themselves and protecting their own positions and compensation as directors…"

- "Our consent solicitation is in direct response to the *unprovoked and unwarranted aggressive actions* by the Legacy Directors that *serve only to entrench them and to disenfranchise stockholders*." (emphasis added)

- "A board without adequate stockholder representative that is left to proceed without accountability to the stockholders under the control of the Legacy Directors could be disastrous."

- "It is clear to us that there are some directors who have forgotten that their fiduciary duties of care and loyalty are to the Company's stockholders and not the CEO."

- "[The Legacy Directors'] refusal only shows that the Legacy Directors do not want stockholders to have a say in the future direction of our Company."

- "The Legacy Directors have made a mockery out of corporate governance through their self-serving entrenchment agenda aimed at avoiding accountability for their long history of weak oversight and poor judgment."

- "Ask yourself if the new director nominees, who are beholden to Mr. Sundaresh, will be able to provide proper oversight and accountability."

- "It is clear that the Legacy Directors will say and do anything to entrench themselves and preserve Sundi Sundaresh as CEO despite his many failures. First, they launched a hostile private attack against our director representatives aimed at diminishing our influence and blocking the democratic process."

- "The Legacy Directors have been making a living out of 'gutting' our Company."

- "[The Legacy Directors] have put their own selfish interests ahead of the best interests of the Company's stockholders in making unreasonable demands designed solely to protect themselves."

- "[The Legacy Directors] continue to make a mockery out of corporate governance and corporate democracy…"

3.   We note that you continue to state that most of the "Legacy Directors approved and oversaw a string of failed acquisitions beginning in 2002 that has resulted in significant destruction of stockholder value" without clarifying whether any of the non-Legacy Directors voted for the transactions during the two years that they have served on the Board. You may disclose the concerns voiced by the non-Legacy Directors regarding those transactions at the time, but please avoid implying that the decisions were implemented by a Board that consisted solely of the Legacy Directors.

4.   We note that you refer to John Quicke and Jack Howard as stockholder representatives and director representatives. As requested in our comment letters dated September 15 and September 21, 2009, in future soliciting materials, clarify your references to a "stockholder representative," as well as a "director representative," and discuss how these representatives differ from the other members of the Board who owe fiduciary duties to the Company.

*   *   *   *   *

Please direct any questions to Jan Woo at (202) 551-3453. You may also contact me at (202) 551-3444 or Christina Chalk at (202) 551-3263 if you need further assistance. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions